UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)

Under the Securities Exchange Act of 1934

Osteotech, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

688582105

(CUSIP Number)

Vinita K. Paul Chief Compliance Officer Heartland Advisors, Inc. 789 N. Water Street Milwaukee, Wisconsin 53202 (414) 347-7777	Paula Skidmore Boston Avenue Capital LLC 15 East 5th Street, Suite 3200 Tulsa, Oklahoma 74103 (918) 583-3333	Kenneth H. Shubin Stein, MD, CFA Spencer Capital Management, LLC 12 East 49th Street, 32nd Floor New York, New York 10017 (212) 586-4190

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 19, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 688582105	SCHEDULE 13D	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS Michael J. McConnell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		6,000

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

6,000

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

--%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

_________________________

1 Less than 1%.

CUSIP No. 688582105	SCHEDULE 13D	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS Boston Avenue Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		558,119

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

558,119

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

558,119

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)

CUSIP No. 688582105	SCHEDULE 13D	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS Stephen J. Heyman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		558,119

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		558,119

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	558,119

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 688582105	SCHEDULE 13D	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS James F. Adelson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		558,119

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		558,119

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	558,119

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 688582105	SCHEDULE 13D	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSONS Charles M. Gillman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☒
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		558,119

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		558,119

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	558,119

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 688582105	SCHEDULE 13D	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSONS Heartland Advisors, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO – Funds of investment advisory clients

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wisconsin

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8	SHARED VOTING POWER

2,790,053

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

3,263,263

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,263,263

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP No. 688582105	SCHEDULE 13D	Page 8 of 16 Pages

1	NAMES OF REPORTING PERSONS William J. Nasgovitz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO – Funds of investment advisory clients

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8	SHARED VOTING POWER

2,790,053

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

3,263,263

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,263,263

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

CUSIP No. 688582105	SCHEDULE 13D	Page 9 of 16 Pages

Item 1. Security and Issuer

This Schedule 13D together with the attachments and exhibits hereto (this “Amendment No. 5”) amends the Schedule 13D, dated January 11, 2010 (“Amendment No. 4”), and relates to shares of common stock, $0.01 par value per share (the “Common Stock”), of Osteotech, Inc., a Delaware corporation (the “Company”).

Information contained in Items 2 through 6 of this Amendment No. 5 amends and supplements, as the case may be, disclosures contained in Amendment No. 4. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in Amendment No. 4. Capitalized terms used and not defined in this Amendment No. 5 shall have the meanings set forth in Amendment No. 4.

Item 2. Identity and Background

Item 2 of Amendment No. 4 is supplemented and amended as follows:

This Amendment No. 5 is jointly filed by Boston Avenue Capital LLC, Spencer Capital Opportunity Fund, LP, Heartland Advisors, Inc. and their respective affiliates, as set forth in Amendment No. 4, and Michael J. McConnell.

The principal business office address of Dr. Shubin Stein and the Spencer Entities is 12 East 49th Street, 32nd Floor, New York, New York 10017.

Mr. McConnell is the Chief Executive Officer of Collectors Universe, Inc., a third-party grading and authentication services company, the principal executive offices of which are located at 1921 E. Alton Avenue, Santa Ana, California 92705. The principal business office address of Mr. McConnell is P.O. Box 6280, Newport Beach, California 92658-6280. Mr. McConnell has not during the past five years, (a) been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. McConnell is a U.S. citizen.

BAC, the Spencer Entities, Heartland and Messrs. Adelson, Gillman, Heyman, McConnell and Nasgovitz and Dr. Shubin Stein (collectively, the “Reporting Persons”) have entered into a joint filing agreement, dated March 25, 2010 (the “Joint Filing Agreement”), a copy of which is filed herewith as Exhibit 99.1 and which is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of Amendment No. 4 is supplemented and amended as follows:

As of March 25, 2010, BAC had invested $1,723,694 (including commissions and fees) in the Common Stock. The source of funds for this investment was the working capital of BAC.

As of March 25, 2010, Mr. McConnell had invested $21,225 (including commissions and fees) in the Common Stock. The source of funds for this investment was Mr. McConnell’s personal funds.

Heartland has beneficially owned shares of Common Stock on behalf of private investment advisory clients (collectively, “Client Accounts”) for a number of years, as previously reported on Schedule 13D. As of March 25, 2010, Heartland had acquired an aggregate of 3,263,263 shares of the Company's Common Stock. All shares of Common Stock held by Heartland on behalf of the Client Accounts were purchased with funds provided by the Client Accounts.

As of March 25, 2010, other than as described above and in Amendment No. 4, none of the Reporting Persons had invested in the Company.

Item 4. Purpose of Transaction

Item 4 of Amendment No. 4 is supplemented and amended as follows:

On March 19, 2010, SCF, on its own behalf and on behalf of Heartland, the other Spencer Entities and BAC (collectively, the “Committee for Concerned Osteotech, Inc. Stockholders,” or the “Committee”), delivered to the Corporate Secretary of the Company a notice pursuant to Article II, Section 11 of the Company’s Fifth Amended and Restated Bylaws (the “Notice”). The Notice stated the intent of the Committee to nominate four individuals (the “Nominees”) to stand for election to the Board of Directors of the Company (the “Board”) at the Company’s 2010 Annual Meeting of Stockholders (the “Annual Meeting”) and to serve as directors of the Company if elected. Mr. McConnell is a Nominee, along with Mr. Gary L. Alexander, Ms. Michelle Rachael Forrest and Dr. Shubin Stein. Such Nominees, if elected, would constitute a majority of the Board. The Committee believes that such changes in leadership could help maximize stockholder value. The Notice was filed with the SEC on March 19, 2010 and is publicly available via EDGAR at www.sec.gov.

CUSIP No. 688582105	SCHEDULE 13D	Page 10 of 16 Pages

The Committee may engage in discussions with the Company, its stockholders and others regarding the proposals contained in the Notice. The Committee intends to prepare a proxy statement, solicit proxies and vote such proxies in favor of the proposals contained in the Notice at the Annual Meeting.

Except as set forth above and in Amendment No. 4, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

Item 5 of Amendment No. 4 is supplemented and amended as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 18,076,546 shares outstanding, which is the total number of shares of Common Stock outstanding as of March 1, 2010 reported in the Company’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 8, 2010.

As of the close of business on March 24, 2010, BAC owned 558,119 shares, or 3.1%, of the Company’s Common Stock. BAC has sole direct voting and dispositive power over these shares. The transactions in the shares of Common Stock by BAC since the filing of Amendment No. 4 are set forth in Attachment A and are incorporated herein by reference.

As of the close of business on March 24, 2010, Mr. McConnell owned 6,000 shares, or less than 1%, of the Company’s Common Stock. Mr. McConnell has sole direct voting and dispositive power over these shares. The transactions in the shares of Common Stock by Mr. McConnell in the past 60 days are set forth in Attachment B and are incorporated herein by reference.

As of the close of business on March 25, 2010, as investment adviser to the Client Accounts, Heartland may be deemed the beneficial owner of 3,263,263 shares, or approximately 18.1%, of the Company’s Common Stock. The clients of Heartland, a registered investment adviser, including a series of a registered investment company and other managed accounts, have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of shares of the Company’s Common Stock held by Heartland included in this Schedule 13D. The Heartland Value Fund, a series of Heartland Group, Inc., a registered investment company, owns 1,502,236 shares, or 8.3%, of the Common Stock of the Company. Any remaining shares of Common Stock disclosed in this filing as owned by Heartland and Mr. Nasgovitz are owned by various other Client Accounts managed by Heartland on a discretionary basis. To the best of Heartland’s knowledge, none of the other Client Accounts own more than 5% of the shares of the Company’s Common Stock presently outstanding.

Heartland, as investment adviser to the Client Accounts, may be deemed to have shared voting power with respect to 2,790,053 shares and shared dispositive power with respect to 3,263,263 shares of Common Stock. Mr. Nasgovitz, as control person of Heartland, may be deemed to have shared voting power with respect to 2,790,053 shares of the Company’s Common Stock and shared dispositive power with respect to 3,263,263 shares and may thus be deemed the indirect beneficial owner of the shares beneficially owned by Heartland. Mr. Nasgovitz specifically disclaims beneficial ownership of such shares. The transactions in the shares of Common Stock by Heartland since Amendment No. 4 are set forth in Attachment C and are incorporated herein by reference.

BAC, Mr. Gillman, Heartland, Mr. Nasgovitz, the Spencer Entities, Dr. Shubin Stein and Mr. McConnell are members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Each Reporting Person disclaims beneficial ownership of any shares of Common Stock, other than those shares of Common Stock for which such Reporting Person may exercise direct voting or dispositive power. The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for any purpose, the beneficial owner of any securities that are owned by any other Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of Amendment No. 4 is supplemented and amended as follows:

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D and any amendments hereto. A copy of the Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

On March 25, 2010, BAC, Mr. Gillman, Heartland, Mr. Nasgovitz, Dr. Shubin Stein, the Spencer Entities and Mr. McConnell entered into a joinder agreement (the “Joinder Agreement”) pursuant to which Mr. McConnell was made a party to the agreement dated January 11, 2010 attached to Amendment No. 4 as Exhibit 99.2 and incorporated herein by reference (as modified by the Joinder Agreement, the “Agreement”). Under the Agreement, (a) the signatories thereto agreed to form a “group,” as defined under Section 13(d) of the Exchange Act (the “Group”), for the purpose of seeking to change the composition of the Board of Directors of the Company at the 2010 annual meeting of stockholders and taking such other actions as may be desirable to enhance stockholder value; (b) the Group agreed to the joint filing of this statement and any amendments hereto, in accordance with Rule 13d-1(k)(1)(iii) under the Exchange Act; (c) the Group agreed to share certain expenses; and (d) Dr. Shubin Stein was named as spokesperson for the Group. Any party may terminate its obligations under the Agreement on 24 hours written notice. A copy of the Joinder Agreement is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Except as set forth in response to other Items of this Schedule 13D and in Amendment No. 4, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and in Item 2 of Amendment No. 4 and between such Reporting Persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated March 25, 2010, by and among the Reporting Persons relating to the filing of a joint statement on Schedule 13D.

CUSIP No. 688582105	SCHEDULE 13D	Page 11 of 16 Pages

Exhibit 99.2	Joinder Agreement, dated March 25, 2010, by and among BAC, Mr. Gillman, Heartland, Mr. Nasgovitz, Dr. Shubin Stein, the Spencer Entities and Mr. McConnell.
Exhibit 99.3

Agreement, dated January 11, 2010, by and among BAC, Mr. Gillman, Heartland, Mr. Nasgovitz, Dr. Shubin Stein and the Spencer Entities (Incorporated by reference to Exhibit 99.2 of Amendment No. 4 of the Reporting Perons’s Schedule 13D/A filed with the SEC on January 11, 2010).

Exhibit 99.4	Power of Attorney (Incorporated by reference to Exhibit 2 of Amendment No. 3 of Heartland’s Schedule 13D filed with the SEC on December 28, 2009).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2010

BOSTON AVENUE CAPITAL LLC

By:	/s/ Stephen J. Heyman
	Name:	Stephen J. Heyman
	Title:	Manager

/s/ Stephen J. Heyman
STEPHEN J. HEYMAN

/s/ James F. Adelson
JAMES F. ADELSON

/s/ Charles M. Gillman
CHARLES M. GILLMAN

SPENCER CAPITAL OPPORTUNITY FUND, LP

By:	SPENCER CAPITAL PARTNERS, LLC
General Partner

By:	/s/ Kenneth H. Shubin Stein
	Name:	Dr. Kenneth H. Shubin Stein
	Title:	Managing Member

SPENCER CAPITAL MANAGEMENT, LLC

By:	/s/ Kenneth H. Shubin Stein
	Name:	Dr. Kenneth H. Shubin Stein
	Title:	Managing Member

SPENCER CAPITAL PARTNERS, LLC

By:	/s/ Kenneth H. Shubin Stein
	Name:	Dr. Kenneth H. Shubin Stein
	Title:	Managing Member

/s/ Kenneth H. Shubin Stein
DR. KENNETH H. SHUBIN STEIN

/s/ Michael J. McConnell
MICHAEL J. MCCONNELL

WILLIAM J. NASGOVITZ

By:	/s/ Paul T. Beste
	Name:	Paul T. Beste
	Title:	Attorney-in-Fact for William J. Nasgovitz (Pursuant to Power of Attorney Previously Filed)

HEARTLAND ADVISORS, INC.

By:	/s/ Paul T. Beste
	Name:	Paul T. Beste
	Title:	Chief Operating Officer

ATTACHMENT A

Trade Date	Reporting Person	Transaction Type[1]	# of Shares	Price Per Share ($)
01/12/2010	BAC	Buy	400	$3.2100
01/13/2010	BAC	Buy	12,807	$3.2100

 _________________________

1 All trades were made in the open market.

ATTACHMENT B

Trade Date	Reporting Person	Transaction Type[1]	# of Shares	Price Per Share ($)
01/15/2010	MCCONNELL	Buy	2,023	$3.6846
01/19/2010	MCCONNELL	Buy	977	$3.8096
02/05/2010	MCCONNELL	Buy	3,000	$3.3497

_________________________

 1All trades were made in the open market.

ATTACHMENT C

Trade Date	Reporting Person	Transaction Type	# of Shares	Price Per Share ($)
03/02/2010	HAI	Transfer[1]	4,000	N/A
03/25/2010	HAI	Buy[2]	2,500	$4.0646
03/25/2010	HAI	Sell[2]	20,000	$4.0534

_________________________

 1These shares were transferred out of a discretionary client account managed by Heartland; as a result, Heartland no longer beneficially owns these shares.

 2These trades were made in the open market.